SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Ranked 17th in Dun & Bradstreet Israeli Companies Performance Index dated June 14, 2004.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet  Gold Ranked 17th in Dun &  Bradstreet  Israeli  Companies  Performance
Index

Monday June 14, 7:00 am ET

PETACH TIKVA, Israel, June 14 /PRNewswire-FirstCall/ --

Internet Gold (Nasdaq: IGLD - News) today announced that it has joined the Dun & Bradstreet Israeli Performance Index and was ranked 17th. The prominent and closely watched D&B Performance Index evaluates companies by assessing 10 financial ratios related to their operations. The measures include liquidity ratios, capital structure ratios, profitability ratios, operational efficiency measures and price-earnings multiple.

D&B ranked 320 leading Israeli companies including: Teva Pharmaceutical Industries (Nasdaq: TEVA - News), Check Point Software Technologies (Nasdaq:
CHKP - News) and Lipman Electronic Engineering (Nasdaq: LPMA - News). All Israeli companies with publicly released financial results, except for financial institutions, were included. This is the first time that Internet Gold has entered the Performance Index ranking. The financial measures are based on Internet Gold's full-year 2003 financial results.

"We are proud to be ranked in the D&B Performance Index along with Israel's leading companies," said Internet Gold CEO Eli Holtzman. "Our ranking reflects our continuing efforts to increase revenues and our ongoing actions to ensure efficiency and optimize our operations. We are a sharply focused business, relying on our tripod strategy: multi-type connectivity services, MSN Israel's portal business and Gold Trade's e-commerce sales. I believe that the synergy among our three business sectors, along with our strict control of expenses and enhanced efficiency measures, have contributed substantially to our improved financial results and have established a strong foundation for future growth. Our D&B ranking, number 17 out of 320, is further evidence that our strategy is bearing fruit for our shareholders."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and Cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind focusing on Internet value added services and Internet Gold International specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

For further information, please contact:

Ms. Idit Azulay, Internet Gold
+972-3-939-9848
idita@co.zahav.net.il

    or

    Mrs. Ayelet Shaked Shiloni
    Integrated IR
    +972-3-635-6790
    ayelet@integratedir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  June 14, 2004